UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 31, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by a director of Sasol during October 2011


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(?Sasol? or ?the Company?)

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL: VN FAKUDE

In compliance with paragraph 3.63 ? 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of the
Company:

Date transaction effected
 13 October 2011
Option offer date
 19 October 2005
Option offer price
 R219,50
Exercise date
 13 October 2011
Exercise price
 R344,99
Number of shares
Total value
20 000
Not applicable as no
purchase or sale has taken
place
Class of shares
 Ordinary no par value
Nature of transaction
 Exercise of share options
Nature and extent of Director?s
interest
 Direct beneficial
Clearance given in terms of
paragraph 3.66
 Yes





Date transaction effected
 14 October 2011
Option offer date
 19 October 2005
Option offer price
 R219,50
Exercise date
 13 October 2011
Exercise price
 R344,99
Number of shares
 20 000
Class of shares
 Ordinary no par value
Nature of transaction
 Sale of shares on-market
 pursuant to implementation of options
Total value of purchase
transaction
 R4 390 000,00
Selling price per share
 R346,00
Total value of sale transaction
 R6 920 000,00
Nature and extent of director?s
interest
 Direct beneficial
Clearance given in terms of
paragraph 3.66

 Yes

17 October 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 31, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary